24238 Vermont Avenue, Suite 300

Harbor City, California 90710

June 7, 2018

VIA EMAIL AND EDGAR

Pamela A. Long

Kate McHale

Tracie Mariner - Staff Accountant

Amanda Ravitz - Assistant Director, Office of Manufacturing and Construction

Terence O’Brien - Accounting Branch Chief

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

McHaleK@SEC.GOV

Re: IA Energy Corp.

Amendment No. 4 to Registration Statement on Form S-1

Filed May 21, 2018

File No. 333-220706

Dear Sirs/Mesdames:

We serve as counsel to IA Energy Corp., a Wyoming corporation (the “Company”) with respect to its submission of a fourth amended registration statement with the U.S. Securities and Exchange Commission (hereafter, the “Commission”) on Form S-1 (“Registration Statement”), and filed on May 21, 2018, by IA Energy Corp., a Wyoming corporation (the “Company”), and our further receipt of your email to the Company, dated June 7, 2018. We have reproduced your 1 comment below, highlighted in bold, with our response following immediately thereafter.

Financial Statements, page 39

1.	COMMENT. Please obtain a revised audit report that contains the day of the month on which it was signed and include it in an amendment to your filing.

RESPONSE: The Company has updated the audit report with the day of the month as requested.

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to contact me at (801) 816-2536 or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

JOHN D. THOMAS, P.C.

/s/ John D. Thomas

John D. Thomas, President